Exhibit 99.1

NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES CLOSES GOING PRIVATE TRANSACTION WITH BROOKFIELD PROPERTY PARTNERS

All dollar references are in Canadian dollars unless noted otherwise.

BROOKFIELD NEWS, June 30, 2017 – Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) (“BOX”) announced today the closing of the going private transaction of BOX, pursuant to which BOX redeemed all of its issued and outstanding trust units not already owned by Brookfield Property Partners L.P. (“BPY”) and its subsidiaries for cash consideration of $32.50 per trust unit (the “Redemption”).

As a result of the 15.9 million trust units of BOX redeemed by BOX pursuant to the Redemption, BPY now owns 100% of the issued and outstanding trust units of BOX. Payment of the cash consideration of $32.50 per trust unit redeemed pursuant to the Redemption will be made by the depositary (contact information below).

BOX unitholders who hold their trust units through a broker or other intermediary may contact that broker or other intermediary for instructions and assistance in receiving the consideration for their trust units. Unitholders who hold their trust units in certificated form are required to complete and sign a letter of transmittal and deliver it, together with their unit certificates and any other required documents, to the depositary. Further information concerning these processes is outlined in BOX’s management information circular dated May 8, 2017, a copy of which is available, along with the letter of transmittal, under BOX’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on BOX’s website at https://www.brookfieldcanadareit.com.

Any questions regarding the cash consideration, including any request for another letter of transmittal should be directed to the depositary, CST Trust Company at 416-682-3860 or toll free at 1-800-387-0825.

With the completion of the Redemption, it is expected that the trust units will be delisted from the Toronto Stock Exchange at the close of business on July 4, 2017 and suspended from trading on the New York Stock Exchange on June 30, 2017. Delisting of the trust units from the New York Stock Exchange is expected to take place on July 10, 2017, at the latest.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary, and Ottawa, in addition to a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management. For more information, go to www.brookfield.com.

Contact:

Sherif El-Azzazi

Director, Investor Relations & Communications

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although the Trust believes that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax-related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.